

May 11, 2009

Mr. Evgeny Ler
Chief Financial Officer
BMB Munai, Inc.
324 South 400 West
Suite 255
Salt Lake City, Utah 84101

> **Re: BMB Munai, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 16, 2008**
> **Response letter filed May 6, 2009**
> **File No. 1-33034**

Dear Mr. Ler:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Note 21 – Significant Fourth Quarter Adjustments, page F-39

1.   We note your response to prior comment 5 in our letter dated April 9, 2009, and we are considering your proposed resolution of this issue. However, we do not believe that you have provided all of the requested information in our prior comment. Accordingly, we reissue prior comment number 5 as follows:

   (a) Clarify when the tax laws changed which allowed you to offset taxable income with capital expenditures. Specify the date when the law was enacted.
   (b) Explain the impact that that the change in the tax law had on your effective rate.
   (c) Explain other causes for the change in your effective tax rate for fiscal 2008.

2.   We note the restated quarterly financial data as provided in response to prior comment number 5. Please clarify how your restated estimated annual effective

rate as of June 30, 2007, September 30, 2007 and December 31, 2007 complies with paragraphs 7 through 9 of FIN 18. In this respect, explain how you determined that the restated tax expense in each quarter was properly calculated in accordance with FIN 18.

3.   Please be mindful of the disclosure requirements of Form 8-K, Item 4.02, which requires you to file such exchange act form (with all required disclosure of the form) when you have concluded that any previously issued financial statements should no longer be relied upon because of an error in the financial statements. Form 8-K is required to be filed within four business days after you have reached such a conclusion.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director